FOCUS SECURITIES LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68273

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FOCUS Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3353 Peachtree Road, NE, Suite 1160
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Thompson	202-470-1963	rick.thompson@focusbankers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bennett Thrasher LLP
(Name – if individual, state last, first, and middle name)

3300 Riverwood Parkway, #700	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

01/19/2010	4051
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Wilfong _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FOCUS Securities LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Compliance Officer



Notary Public

CHERYL MEEKS
2/22 NOTARY PUBLIC
Cobb County
State of Georgia
My Comm. Expires Jan. 30, 2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOCUS SECURITIES LLC

TABLE OF CONTENTS

PAGE

Report of independent registered public accounting firm..1 - 2

Financial statements:

    Statement of financial condition 3

    Statement of income 4

    Statement of changes in member's equity 5

    Statement of cash flows 6

    Notes to financial statements ....7 - 10

Supplementary information:

    Computation of net capital under Rule 15c3-1……………………………………………………12

    Computation for determination of reserve requirements under Rule 15c3-3 and information
    relating to the possession or control requirements under Rule 15c3-3 13

Report of independent registered public accounting firm on exemption
  required by SEC Rule 17a-5(g) 14

Exemption report..15



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Focus Securities LLC (a limited liability company) as of December 31, 2021, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Focus Securities LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Focus Securities LLC's management. Our responsibility is to express an opinion on Focus Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Focus Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of Focus Securities LLC's financial statements. The supplemental information is the responsibility of Focus Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200   3300 Riverwood Parkway   Suite 700   Atlanta, GA 30339   **phone** 770.396.2200   **fax** 770.390.0394
www.btcpa.net



Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 as of December 31, 2021 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Focus Securities LLC's auditor since 2016.

Bennett Thrasher LLP

Atlanta, Georgia
February 22, 2022

FOCUS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	2,988,011
Prepaid expenses and other assets		26,615
Deposits		4,334
Total assets	$	3,018,960

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	208,053
Due to sole member		930,009
Total liabilities		1,138,062

Member's equity

		1,880,898
Total liabilities and member's equity	$	3,018,960

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue	
Commissions	$ 14,835,470
Total revenue	14,835,470
Expenses	
Compensation and benefits	11,293,937
Commissions paid to other broker dealers	286,626
Management fees	2,261,783
Regulatory fees and expenses	99,054
Other	236,818
Total expenses	14,178,218
Net income	$ 657,252

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Contributed Capital	Retained Earnings	Total
Balance, December 31, 2020	$ 148,300	$ 1,075,346	$ 1,223,646
Net income	-	657,252	657,252
Balance, December 31, 2021	$ 148,300	$ 1,732,598	$ 1,880,898

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:		
Net income	$	657,252
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other assets		5,666
Deposits		1,267
Accounts payable and accrued liabilities		197,290
Due to sole member		426,772
Total adjustments		630,995
Net cash provided by operating activities		1,288,247
Net increase in cash		1,288,247
Cash, beginning of year		1,699,764
Cash, end of year	$	2,988,011

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

FOCUS SECURITIES LLC (the "Company"), was formed in Georgia as a limited liability company in March 2009. The Company is a wholly-owned subsidiary of FOCUS Holdings USA, Inc. (previously known as FOCUS, LLC) (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at three financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable and Allowance for Doubtful Accounts:

Accounts receivable are due from clients for assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated and, if it is determined that a client will be unable to fully meet its financial obligation, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2021, the Company had no accounts receivable due from clients.

Note A
Summary of Significant Accounting Policies (Continued)

Revenue Recognition:

The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Investment banking commission revenues solely consist of merger and acquisition transaction success fees. Success fees from these engagements are recognized at the point in time when the related transaction has been effectively closed.

The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

A portion of the fees the Company receives for advisory services are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for success fees is generally due promptly upon completion of a specified milestone, the closing of the transaction. The Company recognizes a receivable for fees where completion of the milestone has occurred, but payment by the customer has not been received.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, prepaid expenses, deposits, accounts payable, accrued liabilities, and due to member are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,849,949, which was $1,774,078 in excess of its required net capital of $75,871. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

Note C
Related Party Transactions

The Company pays a monthly management fee to the Sole Member equal to 90% of the Company's prior month net income, as defined in the management agreement. Management fees will be permanently reduced or waived for any month where necessary to ensure that adjusted net capital does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2021, management fees incurred were $2,261,783, none of which was outstanding at year end.

The Company has entered into an expense sharing agreement with the Sole Member. Under this agreement, the Sole Member pays all indirect expenses of the Company as defined in the expense sharing agreement. These expenses are allocated to the Company in accordance with the terms of the agreement. During the year ended December 31, 2021, allocated expenses incurred under this agreement were $156,487, and are included in other expenses in the accompanying statement of income.

At December 31, 2021, the Company owed $2,757 to the Sole Member under the agreement. The balance is included in due to Sole Member in the accompanying statement of financial condition.

Representatives of the Company are employees of the Sole Member. Commissions earned by the representatives from the Company are remitted to the Sole Member and subsequently paid to the respective representatives. At December 31, 2021, the Company owed $927,252 to the Sole Member for commissions earned by the representatives.

Note D
Concentrations

Significant Transactions:

A significant transaction is one from which at least 10% of annual revenue is derived. The Company had revenue from three transactions totaling $5,466,563, which comprised approximately 37% of commission revenues for the year ended December 31, 2021. There were no receivables due from these transactions at December 31, 2021.

Note E
Contingencies

In the ordinary course of business, the Company is subject to litigation. There is no pending litigation at December 31, 2021.

Note F
Subsequent Events

The Company evaluated subsequent events through February 22, 2022, when these financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

<u>SUPPLEMENTARY INFORMATION</u>

FOCUS SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2021

NET CAPITAL:		
Total member's equity	$	1,880,898
Nonallowable assets		
Prepaid expenses		26,615
Deposits		4,334
Total nonallowable assets		30,949
NET CAPITAL	$	1,849,949
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Aggregate indebtedness		
Accrued payable and accrued liabilities	$	208,053
Due to sole member		930,009
Total aggregate indebtedness	$	1,138,062
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	75,871
Capital in excess of minimum requirements	$	1,774,078
Ratio of aggregate indebtedness to net capital		0.62

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

See report of independent registered public accounting firm and notes to the financial statements

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2021

The Company is filing an Exemption Report for fiscal year ended December 31, 2021 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 without exception.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2021

The Company is filing an Exemption Report for fiscal year ended December 31, 2021 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 without exception.

See report of independent registered public accounting firm and notes to the financial statements



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Focus Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Bennett Thrasher LLP

Atlanta, Georgia
February 22, 2022

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200   3300 Riverwood Parkway   Suite 700   Atlanta, GA 30339   **phone** 770.396.2200   **fax** 770.390.0394
www.btcpa.net



FOCUS
Investment Banking

8065 Leesburg Pike
Suite 750
Vienna, VA   22182

(202) 785-9404
(202) 785-9413 fax
www.focusbankers.com

EXEMPTION REPORT

Focus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 without exception.

Focus Securities LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Jonathan E. Wilfong

President

February 22, 2022

Richard F. Thompson Jr.

Chief Financial Officer

February 22, 2022



- 15 -



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Board of Directors
of Focus Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Focus Securities LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Bennett Thrasher LLP

Atlanta, Georgia
February 22, 2022